Exhibit (a)(2)

Peter McCausland Chairman and Chief Executive Officer Airgas, Inc. 259 North Radnor-Chester Road Radnor, PA 19380-5283

February 22, 2010

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU

REJECT AIR PRODUCTS’ OFFER AND NOT TENDER YOUR SHARES

Dear Fellow Airgas Stockholder:

On February 11, 2010, Air Products Distribution, Inc., a wholly owned subsidiary of Air Products and Chemicals, Inc., commenced an unsolicited tender offer to acquire your Airgas shares for $60 each.

After careful consideration, including a thorough review of Air Products’ Offer with our independent financial and legal advisors, Airgas’ Board of Directors unanimously determined that Air Products’ Offer is not in the best interests of Airgas and Airgas’ stockholders. Your Board strongly recommends that all Airgas stockholders reject Air Products’ Offer and not tender their shares.

In reaching its recommendation, your Board considered, among other things, that:

•

The Offer grossly undervalues Airgas. The Offer does not reflect the value inherent in Airgas’ future prospects, its extraordinary track record in creating stockholder value over its nearly 30-year history and its position as the largest and most valuable packaged gas business in the world. The Airgas Board is confident that Airgas will, consistent with its history, deliver greater value to its stockholders by executing its strategic plan than would be obtained under the Offer.

•

The Offer and its timing are extremely opportunistic. Air Products is trying to obtain the future value of Airgas at a bargain basement price. Airgas and its stockholders are poised to realize significant benefits as the economy emerges from a deep recession, making this precisely the wrong time to sell Airgas.

•

The Offer is highly uncertain and any payments made to Airgas stockholders would be considerably deferred. We believe the Offer is highly likely to be subject to substantial delays related to U.S. antitrust clearance. Air Products’ failure to commit to make the necessary divestitures and its failure to obtain antitrust clearance in its last attempt to acquire a major U.S. gas company heighten the concern over regulatory risk and delay.

•

The Offer’s extraordinarily broad conditions render it illusory. The numerous conditions of the Offer, many of which may be asserted by Air Products in its sole discretion and have low thresholds of materiality, create significant uncertainty and risk as to whether the Offer can be completed and the timing for completion.

•

Air Products has employed highly aggressive tactics – including deceptive statements, meritless litigation and misleading personal attacks – designed to direct attention away from the grossly undervalued and opportunistic nature of its Offer. These tactics underscore the marked difference between the cultures of the two companies and the challenges Air Products would face in integrating Airgas’ operations and meeting the needs of its loyal customers.

•

Air Products’ acquisition of Airgas will likely reduce value. Air Products has a poor acquisition track record, little experience relevant to Airgas’ business and a synergy plan that demonstrates its fundamental misunderstanding of our business. This is particularly concerning if Air Products again revises its Offer to include stock.

A complete discussion of these and the other significant factors contributing to the Board of Directors’ recommendation is included in the enclosed Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to your Board of Directors’ recommendation. The Company’s 14D-9 filing is available on the SEC’s website, www.sec.gov. In addition, the 14D-9 filing and other materials related to Air Products’ unsolicited proposals are available in the “Investor Information” section of the Company’s website at www.airgas.com, or through the following web address: investor.shareholder.com/arg/airgascontent.cfm. If you have any questions concerning Airgas’ Schedule 14D-9 or need additional copies of Airgas’ publicly-filed materials, please contact Innisfree M&A Incorporated at (877) 687-1875 (Toll-Free).

We appreciate your continued support.

Sincerely,

Peter McCausland
Chairman and Chief Executive Officer